Filed pursuant to Rule 424(b)(3) File No. 333-274044

PGIM CREDIT INCOME FUND

SUPPLEMENT NO. 3 DATED APRIL 10, 2026

TO THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION

DATED MARCH 27, 2025

This supplement (“Supplement”) is part of and should be read in conjunction with the prospectus (as supplemented to date, the “Prospectus”) and statement of additional information (as supplemented to date, “SAI”) of PGIM Credit Income Fund (the “Fund”), each dated March 27, 2025. This Supplement amends and supersedes any contrary information relating to any share class offered by the Fund contained within the Prospectus and SAI. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus and SAI.

I.The following paragraph replaces the last paragraph of the “Repurchase Dates” subsection in the “PERIODIC REPURCHASE OFFERS” section of the Prospectus and supplements and supersedes any information to the contrary in the Prospectus and SAI.

This notice may be included in a shareholder report or other Fund document. The Repurchase Request Deadline will be strictly observed. If a shareholder fails to submit a repurchase request in good order by the Repurchase Request Deadline, the shareholder will be unable to liquidate Common Shares until a subsequent repurchase offer, and will have to resubmit a request in the next repurchase offer. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good form at any point before the Repurchase Request Deadline. The Fund will be deemed to have received a repurchase request when a Selling Agent or, if applicable, a Selling Agent's authorized designee, receives the order.

II.The following paragraph replaces the second paragraph of the “Distributor” subsection in the “PLAN OF DISTRIBUTION” section of the Prospectus and supplements and supersedes any information to the contrary in the Prospectus and SAI.

Other Selling Agents may be appointed by the Distributor to assist in the sale of the Common Shares on a “best efforts” basis. Shares of Common Shares are generally offered through Selling Agents that have entered into selling agreements with the Distributor. The Fund has authorized one or more Selling Agents to receive on its behalf purchase and repurchase orders. Such Selling Agents are authorized to designate other intermediaries to receive purchase and repurchase orders on the Fund's behalf.

III.The following paragraph replaces the second paragraph of the “Acceptance and Timing of Purchase Orders” subsection in the “PLAN OF DISTRIBUTION” section of the Prospectus and supplements and supersedes any information to the contrary in the Prospectus and SAI.

Investors may buy and sell shares of the Fund through Selling Agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund and receive purchase and repurchase orders on the Fund’s behalf. Orders will be priced at the Fund’s NAV next computed after they are received by a Selling Agent or the Selling Agent's authorized designee. A Selling Agent may hold shares in an omnibus account in the Selling Agent’s name or the Selling Agent may maintain individual ownership records. Selling Agents may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Selling Agent to determine if it is subject to these arrangements. Selling Agents are responsible for placing orders correctly and promptly with the Fund and forwarding payment promptly. The Fund will be deemed to have received a purchase order when a Selling Agent or, if applicable, a Selling Agent's authorized designee, receives the order. Purchase orders must include the name and signature of an appropriate person designated on the account application, account name, account number, name of the Fund and dollar amount. Payments received without order instructions could result in a processing delay or a return of wire. Failure to send the accompanying payment on the same day may result in the cancellation of the order.

Please retain this supplement for future reference.

LR1526